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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                          ARGOSY EDUCATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    040222101
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                                 (CUSIP Number)

                                   12/31/2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1 (b)

         [   ]    Rule 13d-1 (c)

         [   ]    Rule 13d-1 (d)

---------------
      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       [Continued on the following pages]


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CUSIP No. 040222101             13G             Page 2 of 6 Pages

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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Howard Hughes Medical Institute
         59-0735717
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2.   CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP
                                                        (a)[   ]
                                                        (b)[   ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

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                               5. SOLE VOTING POWER
 NUMBER OF                           0
 SHARES                        ---------------------------------
 BENEFICIALLY                  6. SHARED VOTING POWER
 OWNED BY
 EACH                                96,700*
 REPORTING                     ---------------------------------
 PERSON                        7. SOLE DISPOSITIVE POWER
 WITH                                0
                              ----------------------------------
                               8. SHARED DISPOSITIVE POWER
                                     96,700*
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         96,700*
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10. CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                               [   ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.13%
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12.  TYPE OF REPORTING PERSON
         EP

* See Footnote in Item 4 Below


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CUSIP No. 040222101             13G             Page 3 of 6 Pages

Item 1(a). Name of Issuer:

                ARGOSY EDUCATION GROUP, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

                First National Plaza
                20 South Clark Street
                3rd Floor
                Chicago, IL  60603

Item 2(a). Name of Person Filing:

                Howard Hughes Medical Institute


Item 2(b). Address of Principal Business Office or, if None,
           Residence:

                4000 Jones Bridge Road
                Chevy Chase, Maryland  20815-6789

Item 2(c). Citizenship:

                Delaware

Item 2(d). Title of Class of Securities:

                Class A Common Stock

Item 2(e). CUSIP Number:

                040222101

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or
         13d-2(b) or (c), Check Whether the Person Filing is a:

    (a) [   ] Broker or dealer registered under Section 15 of the Act.

    (b) [   ] Bank as defined in Section 3(a)(6) of the Act.

    (c) [   ] Insurance Company as defined in Section 3(a)(19) of
              the Act.


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CUSIP No. 040222101             13G             Page 4 of 6 Pages

    (d) [   ] Investment Company registered under Section 8 of the
              Investment Company Act.

    (e) [   ] An investment adviser in accordance with
              Rule 13d-1(b)(1)(ii)(E);

    (f) [ X ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);  see item 7;

    (h) [   ] A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act;

    (i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c),
        check this box [   ]

Item 4. Ownership.
        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount beneficially owned: 96,700*

       (b)  Percent of class: 6.13%

       (c)  Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote        0
       (ii) Shared power to vote or to direct the vote      96,700*
      (iii) Sole power to dispose or to direct the
            disposition of                                  0
       (iv) Shared power to dispose or to direct the
            disposition of                                  96,700*

          * The reporting person hereby reports that it has beneficial ownership, shared voting power and shared dispositive power in response to certain Items of Schedule 13G only to the extent that the reporting person may have the right (in accordance with Rule 13d-3(d)(1) under the Act) to acquire such beneficial ownership or voting or dispositive power within 60 days pursuant to termination of the external management agreement pursuant to which the


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CUSIP No. 040222101             13G             Page 5 of 6 Pages

          securities are held. Pursuant to Rule 13d-4 under the Act, the reporting person hereby disclaims beneficial ownership of the securities as to which this Schedule is filed and expressly declares that the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by such Schedule.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

         [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         Wellington Management Company, LLP has the power to direct the proceeds of the sale of the securities pursuant to a management agreement with the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the


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CUSIP No. 040222101             13G             Page 6 of 6 Pages

     effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                  Howard Hughes Medical Institute

                                  By: /s/Richard A. Pender
                                     ---------------------------------------
                                  Name:  Richard A. Pender
                                  Title: Managing Director - Equities
                                  Date:  January 17, 2001